1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
          Form 20-F ☑                      Form 40-F ☐
          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
          Yes ☐                                No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC January 2010 Sales Report
Hsinchu, Taiwan, R.O.C. — February 10, 2010 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for January 2010: on an unconsolidated basis, net sales were approximately NT$29.16 billion, a decrease of 4.3 percent from December 2009 and an increase of 134.4 percent over January 2009.
On a consolidated basis, net sales for January 2010 were approximately NT$30.14 billion, a decrease of 4.5 percent from December 2009 and an increase of 129.6 percent over January 2009.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2010*	2009	Increase (Decrease) %
January	29,156	12,436	134.4

*	Year 2010 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2010*	2009	Increase (Decrease) %
January	30,136	13,126	129.6

*	Year 2010 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho VP & CFO, TSMC Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager PR Department, TSMC Tel: 886-3-563-6688 ext. 7125038 Mobile: 886-911-258751 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Principal Specialist PR Department, TSMC Tel: 886-3-563-6688 ext. 7126216 Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
February 10, 2010
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Jan. 2010.
1) Sales volume (in NT$ thousand)

Period	Items	2010	2009
Jan.	Net sales	29,156,271	12,436,378
2) Funds lent to other parties: None
3) Endorsements and guarantees: None
4) Financial derivative transactions (in NT$ thousand)
     TSMC
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Single Option		Combined Option
	Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment	—	—	—	—	—		—	—
Premium Income (Expense)	—	—	—	—	—		—	—
Outstanding Contracts
Notional Amount	—	3,659,900	30,348,484	—	—	—	—	—
Mark to Market Profit/Loss	—	41,863	(33,954)	—	—		—	—
Unrealized Profit/Loss	—	41,863	(215,697)	—	—		—	—
Expired Contracts
Notional Amount	—	1,389,360	19,040,205	—	—	—	—	—
Realized Profit/Loss	—	23,252	217,403	—	—		—	—
     TSMC’s subsidiaries
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Single Option		Combined Option
	Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment	—	—	—	—	—		—	—
Premium Income (Expense)	—	—	—	—	—		—	—
Outstanding Contracts
Notional Amount	—	137,563	—	—	—	—	—	—
Mark to Market Profit/Loss	—	21	—	—	—		—	—
Unrealized Profit/Loss	—	(1,201)	—	—	—		—	—
Expired Contracts
Notional Amount	—	47,991	—	—	—	—	—	—
Realized Profit/Loss	—	(8)	—	—	—		—	—

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: February 10, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer